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Jonathan L. Awner
305 982 5615
jonathan.awner@akerman.com

October 2, 2008
VIA EDGAR
Pamela A. Long
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Republic Services, Inc. Registration Statement on Form S-4 Filed August 1, 2008 File No. 333-152693

Allied Waste Industries, Inc. Soliciting Material filed pursuant to Rule 425 and Rule 14a-12 Filed August 1, 2008 File No. 001-14705
Dear Ms. Long:
On behalf of Republic Services, Inc. (“Republic”), we hereby respond to the Staff’s comment letter, dated September 24, 2008, regarding the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) and the related filing. Please note that we are simultaneously filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”).
For the Staff’s convenience, we have recited the Staff’s comments in boldface type and provided our response to each comment immediately thereafter. References in the responses to page numbers are to Amendment No. 2.

Pamela A. Long
Assistant Director
October 2, 2008

________________________
Registration Statement on Form S-4
Risk Factors, page 30
Estimates as to the future value of the combined company are inherently uncertain ..., page 34
1.	Please revise this risk factor explicitly that such estimates and price predictions would include both past and future statements made by Republic’s and Allied’s respective management teams and affiliated parties.
In response to the Staff’s comment, we have revised this risk factor to state explicitly that such estimates and price predictions would include both past and future statements made by Republic’s and Allied’s respective management teams and affiliated parties.
The Merger, page 47
Background of the Merger, page 47
2007 and 2008 Discussions between Allied and Republic, page 48
2.	We note that the discount range applied to the Waste offer of $34 per share was 8.0% to 10.0%, while the discount range applied to the cash flow for Allied and Republic as a combined company was 7.0% to 9.0%. Please revise this discussion to highlight the fact that the Waste offer was more heavily discounted, explain why a different rate was used, and discuss the impact of applying a greater discount to the Waste offer on the comparability of the discounted value ranges that the board considered in evaluating Waste’s proposal versus the merger with Allied. This comment also applies to your discussion on page 57 of the board’s consideration of Waste’s revised offer.
We respectfully advise the Staff that it is customary to employ different methodologies to determine the appropriate range of discount rates to apply when calculating the discounted value of a nominal stock price versus the discounted value of a company’s free cash flow stream and terminal value on a stand-alone basis. Discounted free cash flow streams are typically calculated using a discount rate that is based on the weighted average cost of capital, which includes both the cost of equity and the cost of debt. Discounted stock prices are typically calculated using a discount rate based solely on the cost of equity.

Pamela A. Long
Assistant Director
October 2, 2008

________________________
In performing its analyses Merrill Lynch applied discount rates that were selected in accordance with the above methodologies. Specifically, the 8%-10% range of discount rates used in calculating the discounted value range of the nominal per share price offered in Waste’s initial and revised proposals was based on Republic’s cost of equity, and the 7%-9% range of discount rates used in calculating the discounted estimated free cash flow for Republic and Allied as a combined company was based on an analysis of the weighted average cost of capital of publicly traded comparable companies.
In response to the Staff’s comment, we have revised the disclosure on pages 53 and 56 of Amendment No. 2 to expressly disclose the basis for selecting the range of discount rates that were applied to the Waste proposal.
As presently disclosed on page 53, 56-57 of Amendment No. 2, we note that in connection with its evaluation of the Waste proposal the Republic board of directors considered not only the financial terms of the Waste proposal but a variety of other factors, including the associated risks and contingencies, in determining that the Waste proposal did not constitute, and could not reasonably be expected to lead to, a proposal for a transaction that is more favorable to the Republic stockholders than the merger contemplated between Republic and Allied.
3.	We note your response to comment eight in our letter dated August 28, 2008. Please revise your disclosure in the first full paragraph on page 54 to clarify that the discounted cash flow analysis discussed in the penultimate sentence did not include a control premium, as we believe the current disclosure remains ambiguous.
In response to the Staff’s comment, we have revised the disclosure on page 53 of Amendment No. 2.
4.	We note your response to comment 11 in our letter dated August 28, 2008. We further note the following:
•	Pursuant to Section 8.01(a) of the merger agreement, as a condition precedent to effecting the merger you must obtain “Republic Stockholder Approval.”

•	As set forth in Section 5.04(c) of the June 22, 2008 version of the merger agreement, “Republic Stockholder Approval” would have required the affirmative vote of a majority of the shares of Republic’s common stock outstanding.

•	Pursuant to the July 31, 2008 amendment to the merger agreement, Section 5.04(c) was amended to change the threshold for “Republic Stockholder Approval” from the affirmative vote of a majority of the shares of Republic’s common stock outstanding to the affirmative vote of a majority of the shares of Republic’s common stock present at Republic’s special meeting.

Pamela A. Long
Assistant Director
October 2, 2008

________________________
•	In practice, this change lowered the threshold for “Republic Stockholder Approval” from the affirmative vote of more than 50% of the shares of Republic’s common stock outstanding to the affirmative vote of more than 25% of the shares of Republic’s common stock outstanding.
In our view, lowering the vote required for “Republic Stockholder Approval” appears to constitute a material change to the terms and conditions of the merger, which should be discussed in the proxy statement/prospectus. Please tell us why you have not discussed this change in the proxy statement/prospectus. Please be detailed in your response, and please note that we may have additional comments based on your response.
We believe that the disclosure in the fourth full paragraph on page 56 of Amendment No. 1 adequately and clearly discloses the amendment to the merger agreement.
5.	We note that in considering Waste’s revised offer of $37 per share, Merrill Lynch compared the discounted value of this offer to the closing price per share of Republic common stock on June 12 ($33.66, as disclosed elsewhere in the prospectus). You do not disclose that Merrill Lynch compared this offer to the 90-day or 52-week average closing prices for the periods ending on July 11. Please clarify whether Merrill Lynch compared the revised offer to these average closing prices (as it did when considering Waste’s initial $34 offer) or any other market values, and if so, state disclose such prices or values as well as what conclusions Merrill Lynch communicated to the board.
In response to the Staff’s comment, we have revised the disclosure on page 56 of Amendment No. 2.

Pamela A. Long
Assistant Director
October 2, 2008

________________________
Certain Financial Forecasts Reviewed by Republic’s Board of Directors, page 61
6.	Please add on appropriate subheading above each of the paragraphs you have added concerning the Republic and Allied forecasts. The subheading should be succinct and clearly highlight for stockholders the nature of the information in each paragraph (e.g., “Republic Financial Forecast” and “Allied Financial Forecast”). In addition, please make similar subheading additions to the “Certain Financial Forecasts Reviewed by Allied’s Board of Directors” section of proxy statement/prospectus.
In response to the Staff’s comment, we have revised the disclosure on pages 61, 62, 63, 75 and 76 of Amendment No. 2.
Certain Financial Forecasts Reviewed by Allied’s Board of Directors, page 75
7.	We note your response to comment 20 in our letter dated August 28, 2008. Please review your disclosure in the to address whether the Allied board considered what impact the two different sets of Republic forecasts would be likely to have on the values implied by the financial analyses performed in reliance on them.
The Allied board did not consider the impact of the two different sets of Republic financial forecasts because it was only made aware of a single set of forecasts. As indicated on pages 76-77 of Amendment No. 1, Allied management presented to the Allied Board only the first financial forecast provided by Republic. Accordingly, we do not believe any revision to that disclosure is necessary.
Opinion of Financial Advisor to the Allied Board of Directors, page 77
Discounted Cash Flow Analysis, page 83
Allied Without Giving Effect to the Merger, page 83
8.	We note your disclosure on page 83 that this discounted cash flow analysis resulted in a range of implied present values of approximately $16.50 to $21.25 per share of Allied common stock. We further note that the same analysis contained in the June 22, 2008 board materials presented to the Allied board yielded a range of $16.50 to $21.30 per
We respectfully advise the Staff that consistent with UBS’ policy regarding public disclosures, the amounts presented to the Allied board of directors (as reflected in the June 22, 2008 board materials) were rounded to the nearest $0.25 for purposes of the joint proxy statement/prospectus. As a practice UBS rounds discounted cash flow numbers in proxy disclosure to avoid the appearance of false precision — this practice is intended to help stockholders understand such analyses.

Pamela A. Long
Assistant Director
October 2, 2008

________________________
Pro Forma for the Merger and Including Estimated Net Synergies, page 83
9.	We note your disclosure on page 83 that this discounted cash flow analysis resulted in a range of implied present values, per share of Allied common stock, pro forma for the merger and including estimated net synergies, based upon the .45 shares of common stock of Republic to be issued in exchange for each share of Allied common stock in the merger, ranging from approximately $18.25 to $22.25. We further note that the same analysis contained in the June 22, 2008 board materials presented to the Allied board yielded a range of $18.18 to $22.32 per share. Please reconcile the apparent discrepancy in the price range.
We respectfully advise the Staff that consistent with UBS’ policy regarding public disclosures, the amounts presented to the Allied board of directors (as reflected in the June 22, 2008 board materials) were rounded to the nearest $.25 for purposes of the joint proxy statement/prospectus. As a practice UBS rounds discounted cash flow numbers in proxy disclosure to avoid the appearance of false precision — this practice is intended to help stockholders understand such analyses.
General Notes to the Unaudited ProForma Condensed Consolidated Financial Statements
(b) Property and Equipment Net, page 148
10.	We note your response to comment 28 in our letter dated August 28, 2008. Please enhance your disclosures to clearly indicate to the reader the reasons for not yet allocating any part of your purchase price to property and equipment, the extent of the assets that will be analyzed and the expected timing of that analysis. Part II
In response to the Staff’s comment, we have revised the disclosure on page 149 of Amendment No. 2.
Exhibit 8.1 — Form of Mayer Brown Tax Matters Opinion
11.	We note that in the third full paragraph of its tax opinion, in the second enumerated assumption, counsel assumes that the merger will qualify as a statutory merger under Delaware law. This assumption is inappropriate because it assumes a legal conclusion that counsel should be in a position to evaluate. Please have counsel revise its opinion to remove the aforementioned assumption.
In response to the Staff’s comment, we have revised the opinion to remove the assumption that the merger will qualify as a statutory merger under Delaware law.

Pamela A. Long
Assistant Director
October 2, 2008

________________________
Exhibit 8.2 — Form of Akerman Senterfitt Tax Matters Opinion
12.	We note that in the third full paragraph of its tax opinion, in the fifth enumerated assumption, counsel assumes that this merger will qualify as a statutory merger under Delaware law. This assumption is inappropriate because it assumes a legal conclusion that counsel should be in a position to evaluate. Please have counsel revise its opinion to remove the aforementioned assumption.
In response to the Staff’s comment, we have revised the opinion to remove the assumption that the merger will qualify as a statutory merger under Delaware law.
13.	We note that in the final paragraph of its tax opinion counsel has limited the parties who may rely on the opinion to Republic and its board. This limitation is inappropriately narrow, as Republic’s stockholders are entitled to rely on the opinion. Please have counsel revise its opinion to permit such reliance.
In response to the Staff’s comment, we have revised the opinion to allow the Republic stockholders to rely on the opinion.
Soliciting Material filed August 1, 2008
14.	We note your response to comment 31 in our letter dated August 28, 2008, particularly your statement that Mr. Zillmer’s statement regarding the future trading price of Republic’s common stock was made in good faith on the basis of the discounted cash flow analysis performed by Allied’s financial advisor and presented to the Allied board of directors. As you know, Mr. Zillmer’s statement referenced a post-merger price for Republic’s stock “in the high to mid 40s.” On page 73 of the proxy statement/prospectus, in “Allied’s Reasons for the Merger,” the stated post-merger price range for Republic’s stock is “approximately $40.50 to $49.50.” In view of the fact that Mr. Zillmer’s statement appears to have focused on only the upper-half of the range implied by the discounted cash flow analysis performed by UBS, please tell us why you believe Mr. Zillmer’s statement regarding the future trading price of Republic’s common stock was made in good faith.

Pamela A. Long
Assistant Director
October 2, 2008

________________________
In addition, please revise the discounted cash flow analysis disclosure in the “Opinion of Financial Advisor to the Allied Board of Directors” of the proxy statement/prospectus to state explicitly, as is done on page 73, that the discounted cash flow analysis performed by UBS yielded implied present values of Republic, pro forma for the merger and including estimated net synergies, of between $40.50 and $49.50 per share.
Based on Mr. Zillmer’s view of the strategic value of the combination of Republic and Allied, the investment grade balance sheet of the combined company and the synergies that could be achieved through the combination, Mr. Zillmer in good faith believed that the higher end of the range implied by the UBS analysis was appropriate because it assumed a higher exit multiple that was consistent with Republic’s historical trading multiples. At the time of Mr. Zillmer’s statement, he was also aware of an analyst report by Leonne Young at Citi in which, using assumed synergies of $150 million (Republic’s synergy assumption), Ms. Young predicted a share price for the combined company in “the low $40s year one.” Mr. Zillmer believed the combined company’s value would be even higher because he believed Allied’s synergy assumption ($189 million) would be realized.
In response to the final sentence of your comment number 14, please see the disclosure on page 73. This disclosure indicates that the UBS discounted cash flow analysis resulted in a range of implied present values per share of Allied common stock, pro forma for the merger and including estimated net synergies, based upon the .45 shares of common stock of Republic to be issued in exchange for each share of Allied common stock in the merger, ranging from approximately $18.25 to $22.25. That is the information that was presented to the Allied board of directors in connection with UBS’ opinion. From this information, Allied’s management and directors were able to extrapolate values for the combined company of $40.50 to $49.50 by dividing $18.25 and $22.25, respectively, by the exchange ratio (.45). In response to the Staff’s comment, we have added disclosure to page 73 to clarify that this is how Allied arrived at the range of $40.50 to $49.50.
*     *     *

Pamela A. Long
Assistant Director
October 2, 2008

________________________
In connection with responding to the Staff’s comments, we acknowledge the following:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or Staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve Republic from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Republic may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe the responses provided above fully address the Staff’s comments. If you have any questions, please call me at (305) 982-5615.
Sincerely,
AKERMAN SENTERFITT

/s/ Jonathan L. Awner
Jonathan L. Awner
For the Firm

cc:	Securities and Exchange Commission Melinda Hooker John Hartz Dietrich King

Republic Services, Inc. David A. Barclay, Esq., Senior Vice President, General Counsel and Assistant Secretary

Allied Waste Industries, Inc. Timothy R. Donovan, Esq., Executive Vice President, General Counsel and Corporate Secretary

Mayer Brown LLP Jodi A. Simala, Esq. David A. Schuette, Esq.